FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Lumina Copper Corp.

(Translation of registrant’s name into English)

1550-625 Howe Street, Vancouver, B.C.  V6C 2T6  Canada

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                    Form 40-F  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ________

No: :        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant  has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMINA COPPER CORP.

"Robert Pirooz"

Dated:

October 29, 2003

By:  ______________________________

Name:

Robert Pirooz

Title:

Vice President

NEWS RELEASE
TSX-V: LUM
"OCTOBER 29-03"	NR:03-13

LUMINA TO PURCHASE VIZCACHITAS COPPER DEPOSIT IN CHILE

Lumina Copper Corp. ("Lumina") is pleased to announce today that it has entered into an agreement with General Minerals Corporation ("GMC") to purchase GMC’s ownership interests in the Vizcachitas copper project located 80 km northeast of Santiago, Chile.

Anthony Floyd, President & CEO of Lumina said "Vizcachitas hosts a well located, Andean type "porphyry copper" deposit that contains a very large quantity of supergene and hypogene copper mineralization."

Previous work by General Minerals has included 18,300 metres of diamond drilling in 67 holes, geotechnical analyses, preliminary metallurgical testing, preliminary mine layout and open pit design, tailings studies and environmental base line studies.  In 1998 a positive pre-feasibility study was completed by Kilborn International for GMC.

The terms of the acquisition are that Lumina shall issue 500,000 common shares and 500,000 common share purchase warrants.  In the event that the combined value of the Lumina shares and the warrants does not exceed $5.0 million during a 48 month period from the Closing Date, then on the expiry thereof, Lumina will pay GMC the difference between their combined value at that time and $5.0 million.  Should Lumina not fulfill the payment obligation at that time then all of the rights, title and interests in Vizcachitas will be returned to GMC.

Robert Cinits, P.Geo an employee of AMEC has been retained as the Qualified Person responsible for the preparation of the Technical Report as defined in National Instrument 43-101. The transaction is subject to legal and technical due diligence and to the approval of the TSX Venture Exchange.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

"A Perpetual Call on Copper"

Lumina Copper Corp is engaged in acquisition, exploration and development of copper resources in both North and South America

LUMINA COPPER CORP	For further information contact:
Clive Massey, Investor Relations
Signed: "Anthony Floyd"	cmassey@luminacopper.com
tel: + 604 662 3903
Anthony Floyd, President	fax: + 604 681 0870

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@luminacopper.com      www.luminacopper.com     T: 604 687 0407    F: 604 687 7041